

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2024

Lucy Rutishauser
Chief Financial Officer
Sinclair, Inc.
10706 Beaver Dam Road
Hunt Valley , MD 21030

      **Re: Sinclair, Inc.**
          **Form 10-K for the fiscal year ended December 31, 2023**
          **Form 10-Q for the quarterly period ended March 31, 2024**
          **File No. 333-271072**

Dear Lucy Rutishauser:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Technology